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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                              --------------------


                                 SCHEDULE 13D




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        KASH N' KARRY FOOD STORES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   48577P106
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                                (CUSIP number)


                            Jennifer Holden Dunbar
                         Green Equity Investors, L.P.
                      333 South Grand Avenue, Suite 5400
                        Los Angeles, California  90071
                                (213) 625-0005
- --------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               December 29, 1994
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] .

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     /*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)
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- --------------------------                    ------------------------
  CUSIP NO. 48577P106              13D          Page 2  of 5  Pages
- --------------------------                    ------------------------

- ----------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Green Equity Investors, L.P.
- ----------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
 2                                                            (b) [X]

- ----------------------------------------------------------------------
      SEC USE ONLY
 3

- ----------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
- ----------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEM 2(d) or 2(e)                               [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Delaware
- ----------------------------------------------------------------------

     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              657,378
                   ---------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             -0-
                   ---------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             657,378
                   ---------------------------------------------------
                          SHARED DISPOSITIVE POWER
   PERSON WITH       10
                          -0-
- ----------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      657,378
- ----------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                      [_]

 ---------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
13
      21.2%
- ----------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
- ----------------------------------------------------------------------
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ITEM 1. Security and Issuer



               Common Stock, $.01 par value (the "Common Stock")
               Kash N' Karry Food Stores, Inc. ("Kash N' Karry")
               6422 Harney Road
               Tampa, Florida  33610


ITEM 2. Identity and Background

               Green Equity Investors, L.P., a Delaware limited partnership
                                  ("GEI")

               Address:  333 South Grand Avenue, #5400
                                  Los Angeles, CA 90071

               (d) During the last five years, none of GEI, its general partner, Leonard Green & Partners, a Delaware limited partnership ("LGP"), or the general partners of LGP has been convicted in a criminal proceeding.


               (e) During the last five years, none of GEI, LGP or the general partners of LGP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of GEI, LGP or the general partners of LGP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. Source and Amount of Funds or other Consideration

               Pursuant to the First Amended Plan of Reorganization of Kash N' Karry (the "Plan") confirmed by the United States Bankruptcy Court on December 29, 1994, on the effective date of the Plan, (i) GEI, which is an investment fund, acquired 465,000 shares of Common Stock for an aggregate of $10,000,000 in cash, the source of which was capital contributions of the partners of GEI, and
(ii) $7,666,000 principal amount of 14% Subordinated Debentures due February 1, 2001 of Kash N' Karry (the "Subordinated Debentures") held by GEI was converted into 192,378 shares of Common Stock. The Subordinated Debentures were acquired in the market and in privately negotiated transactions by GEI for an aggregate cash consideration of $2,912,868, the source of which was capital contributions of partners of GEI.


ITEM 4. Purpose of Transaction

               GEI's purpose in acquiring shares of Common Stock was to facilitate the reorganization of Kash N' Karry contemplated by the Plan. In November 1991, GEI acquired an approximate 60.9% equity interest in Kash N' Karry for a $27,700,000 cash investment, and therefore was the majority stockholder of Kash N' Karry prior to the effectiveness of the Plan. Pursuant to the Plan, GEI is entitled to appoint two of the nine members of the Board of Directors, and has in fact made such appointment. GEI may acquire additional Kash 'N Karry securities or dispose of Kash N' Karry securities in the future. GEI has no current plans or proposals regarding any extraordinary corporation transaction, change in board of directors or management or otherwise involving Kash N' Karry, its management, securities, charter or control.


ITEM 5. Interest in Securities of the Issuer

               (a) GEI is the beneficial owner of 657,378 shares, or 21.2%, of the outstanding Common Stock of Kash N' Karry.

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               (b) GEI has sole voting and dispositive power with respect to the shares of Common Stock held by it. The sole general partner of GEI, LGP, has the power to direct the voting and investment of securities held by GEI. The address of LGP is 333 South Grand Ave., Suite 5400, Los Angeles, California 90071. The general partners of LGP (collectively, the "LGP Partners") are Gregory J. Annick, Jennifer A. Holden Dunbar, Leonard I. Green, Jonathan D. Sokoloff and Christopher V. Walker, and each of their addresses is c/o LGP, 333 South Grand Ave., Suite 5400, Los Angeles, California 90071. LGP, as general partner of Green Equity, and the LGP Partners, as general partners of LGP, may be deemed to share beneficial ownership of the shares beneficially owned by Green Equity, but disclaim any such beneficial ownership.

               (c) Other than the acquisitions described in Item 3 above, GEI did not have any transactions in the Common Stock in the last 60 days.

               (d)  See (b) above.

               (e)  Not applicable.


     ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Other than as referred to in of Item 5 (b), there are no contracts, arrangements, understandings or relationships between GEI and any other person with respect to any securities of the issuer.


     ITEM 7.   Material to be Filed as Exhibits.

               Not applicable.

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                                   SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  February 8, 1995        GREEN EQUITY INVESTORS, L.P.,
                                 a Delaware limited partnership

                                 By:  LEONARD GREEN & PARTNERS,
                                 a Delaware limited partnership, its General
                                 Partner


                                         /s/ Jennifer Holden Dunbar
                                 By:__________________________________
                                         Jennifer Holden Dunbar,
                                         President, Willow III, Inc.
                                         A General Partner of
                                         Leonard Green & Partners